Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2019 (our “Form 20-F”). The financial information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects only the financial information for the three months ended March 31, 2019 and 2020. The discussion of annual financial information for the years ended December 31, 2017, 2018 and 2019 are included in our Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our Form 20-F.

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue. This information should be read together with our consolidated financial statements and related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Three Months Ended March 31,
	2019		2020
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(unaudited) (US$ in thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital entertainment	173,399	49.3	369,683	51.7
E-commerce and other services	130,663	37.1	266,545	37.3
Sales of goods	47,804	13.6	78,692	11.0
Total revenue	351,866	100.0	714,920	100.0
Cost of revenue:
Cost of service
Digital entertainment	(84,642)	(24.1)	(142,692)	(20.0)
E-commerce and other services	(174,365)	(49.6)	(285,524)	(39.9)
Cost of goods sold	(53,403)	(15.2)	(79,904)	(11.2)
Total cost of revenue	(312,410)	(88.8)	(508,120)	(71.1)
Gross profit	39,456	11.2	206,800	28.9
Operating income (expenses):
Other operating income	3,453	1.0	25,316	3.5
Sales and marketing expenses	(177,978)	(50.6)	(308,316)	(43.1)
General and administrative expenses	(75,628)	(21.5)	(126,933)	(17.8)
Research and development expenses	(28,509)	(8.1)	(64,586)	(9.0)
Total operating expenses	(278,662)	(79.2)	(474,519)	(66.4)
Operating loss	(239,206)	(68.0)	(267,719)	(37.4)
Interest income	4,012	1.1	9,291	1.3
Interest expense	(10,066)	(2.9)	(24,609)	(3.4)
Investment gain, net	2,047	0.6	5,111	0.7
Changes in fair value of convertible notes	(436,120)	(123.9)	(87)	(0.0)
Foreign exchange (loss) gain	(2,653)	(0.8)	21,529	3.0
Loss before income tax and share of results of equity investees	(681,986)	(193.8)	(256,484)	(35.9)
Income tax expense	(7,205)	(2.0)	(23,237)	(3.3)
Share of results of equity investees	(418)	(0.1)	(1,070)	(0.1)
Net loss	(689,609)	(196.0)	(280,791)	(39.3)
Non-GAAP Financial Measure:
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes(1)	(237,290)	(67.4)	(239,388)	(33.5)

(1)       To see how we define and calculate “net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes,” a reconciliation between such item and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion of the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measure.” We define the convertible promissory notes issued by us in 2017 herein as the “2017 convertible notes.”

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Revenue

Our total revenue increased by 103.2% from US$351.9 million for the three months ended March 31, 2019 to US$714.9 million for the three months ended March 31, 2020. This increase was primarily due to increase in revenue from each of the businesses as follows:

●	Digital Entertainment: Revenue increased by 113.2% from US$173.4 million for the three months ended March 31, 2019 to US$369.7 million for the three months ended March 31, 2020. This increase was primarily due to an increase in our active user base, deepened paying user penetration and the continued success of our self-developed game Free Fire.

●	E-commerce and other services: Revenue increased by 104.0% from US$130.7 million for the three months ended March 31, 2019 to US$266.5 million for the three months ended March 31, 2020. This increase was primarily driven by our service offering enhancements for our platform users which translated into the growth of our e-commerce marketplace and our revenue streams from transaction-based fees, valued-added services and advertising.

●	Sales of goods: Revenue increased by 64.6% from US$47.8 million for the three months ended March 31, 2019 to US$78.7 million for the three months ended March 31, 2020, primarily due to the increase in our product offerings.

Our revenue has been impacted by the outbreak of COVID-19 by, among other things, increasing demand for online digital entertainment and e-commerce, and the impact of the pandemic on cross-border transactions, as various forms of stay-at-home orders and physical restrictions have been implemented in several of our markets or the markets which are part of the supply chains of our sellers. As the COVID-19 situation remains fluid and continues to evolve, its impact on our business, financial condition and results of operations cannot be reasonably estimated at this time.

Cost of Revenue

Our total cost of revenue increased by 62.6% from US$312.4 million for the three months ended March 31, 2019 to US$508.1 million for the three months ended March 31, 2020. Our total cost of revenue as a percentage of total revenue decreased from 88.8% for the three months ended March 31, 2019 to 71.1% for the three months ended March 31, 2020.

●	Digital Entertainment: Cost of revenue increased by 68.6% from US$84.6 million for the three months ended March 31, 2019 to US$142.7 million for the three months ended March 31, 2020. The increase was largely in line with revenue growth in our digital entertainment business, and the improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

●	E-commerce and other services: Cost of revenue increased by 63.8% from US$174.4 million for the three months ended March 31, 2019 to US$285.5 million for the three months ended March 31, 2020. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

●	Cost of goods sold: Cost of goods sold increased by 49.6% from US$53.4 million for the three months ended March 31, 2019 to US$79.9 million for the three months ended March 31, 2020. The increase was largely in line with the increase in our product offerings.

Gross Profit

As a result of the foregoing, our gross profit was US$39.5 million for the three months ended March 31, 2019 and US$206.8 million for the three months ended March 31, 2020. We had gross margins of 11.2% and 28.9% for the three months ended March 31, 2019 and 2020, respectively, and our digital entertainment business had gross margins of 51.2% and 61.4% for the three months ended March 31, 2019 and 2020, respectively.

Other Operating Income

Our other operating income increased by 633.2% from US$3.5 million for the three months ended March 31, 2019 to US$25.3 million for the three months ended March 31, 2020. Our other operating income for the three months ended March 31, 2020 was mainly attributable to the rebates we received from third-party e-commerce logistics services providers.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 73.2% from US$178.0 million for the three months ended March 31, 2019 to US$308.3 million for the three months ended March 31, 2020 primarily due to the increased sales and marketing expenses across our businesses. The increase in the sales and marketing expenses of our digital entertainment business was primarily due to e-sports and other user engagement activities for the enlarged user base of the existing games. The increase in the sales and marketing expenses of our e-commerce business was aligned with our strategy to fully capture market growth opportunities and was primarily attributable to the ramping up of brand marketing, higher staff compensation and benefit costs and promotions on our platform that were designed to increase our user base and enhance user engagement. The increase in the sales and marketing expenses of our digital financial services business was in line with our growth initiatives.

General and Administrative Expenses

Our general and administrative expenses increased by 67.8% from US$75.6 million for the three months ended March 31, 2019 to US$126.9 million for the three months ended March 31, 2020. This increase was primarily due to higher staff compensation and benefit costs as well as an increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 126.5% from US$28.5 million for the three months ended March 31, 2019 to US$64.6 million for the three months ended March 31, 2020, primarily due to the increase in our research and development staff.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain, fair value change for 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$442.8 million for the three months ended March 31, 2019 compared to a net non-operating income of US$11.2 million for the three months ended March 31, 2020. The net non-operating loss for the three months ended March 31, 2019 was primarily due to a fair value loss of US$436.1 million arising from the fair value accounting treatment for the 2017 convertible notes.

Income Tax Expense

We recorded income tax expense of US$7.2 million for the three months ended March 31, 2019 and US$23.2 million for the three months ended March 31, 2020. The income tax expense for the three months ended March 31, 2020 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment and was aligned with the increase in our digital entertainment operating income.

Share of Results of Equity Investees

We recorded share of losses of equity investees of US$0.4 million and US$1.1 million for the three months ended March 31, 2019 and 2020, respectively.

Net Loss

As a result of the foregoing, we recorded net losses of US$689.6 million and US$280.8 million for the three months ended March 31, 2019 and 2020, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes was US$237.3 million and US$239.4 million for the three months ended March 31, 2019 and 2020, respectively.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, a non-GAAP financial measure, as described below, to understand and evaluate our core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

We believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The use of net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes has material limitations as an analytical tool, as it does not include all items that impact our net loss or income for the period and share-based compensation and changes in fair value of convertible notes are significant expenses. In addition, because this non-GAAP financial measure may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

The table below presents reconciliation of net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes to net loss, the most directly comparable U.S. GAAP financial measure, for the periods indicated.

	For the Three Months Ended March 31,
	2019	2020
	(unaudited) (US$ in thousands)
Net loss	(689,609)	(280,791)
Add: Share-based compensation	16,199	41,316
Add: Changes in fair value of the 2017 convertible notes	436,120	87
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(237,290)	(239,388)

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments for the three months ended March 31, 2019 and 2020 presented were as follows:

	For the Three Months ended March 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	369,683	263,195	10,345	71,697	—	714,920
Operating income (loss)	174,037	(291,699)	(94,385)	(10,239)	(45,433)	(267,719)
Non-operating income, net						11,235
Income tax expense						(23,237)
Share of results of equity investees						(1,070)
Net loss						(280,791)

	For the Three Months ended March 31, 2019
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	173,399	142,694	2,288	33,485	—	351,866
Operating income (loss)	56,470	(253,473)	(12,461)	(11,413)	(18,329)	(239,206)
Non-operating loss, net						(442,780)
Income tax expense						(7,205)
Share of results of equity investees						(418)
Net loss						(689,609)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2)	Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.